

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

<u>Via Facsimile</u>
Mr. Robert Dultz
Chief Executive Officer
USCorp
4535 W. Sahara Avenue, Suite 200
Las Vegas, Nevada 89102

> **Re:** **USCorp**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 29, 2010**
> **Response Letter Dated April 21, 2011**
> **File No. 0-19061**

Dear Mr. Dultz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended September 30, 2010

Directors, Executive Officer, Promoters and Corporate Governance, page 45

1. We note your response to comment 6 from our letter dated March 1, 2011. Please also provide the requested disclosure for Mr. Simerson and Ms. Seibel. Provide dates with their employment experience or otherwise explain their business experience during the last five years.

2. We note your response to comment 7 from our letter dated March 1, 2011. Please also provide the requested disclosure for Mr. Simerson and Ms. Seibel.

Explain the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

3. We note your response to comment 10 from our letter dated March 1, 2011 and we reissue the comment. We note that you have disclosed the fact that Ms. Seibel was involved in a personal bankruptcy in 2006, but your disclosure still states that there have been no other reportable events under this item "for the past five years." Please revise to give this disclosure for the past ten years.

4. Identify the members of your Executive Committee. Describe the Executive Committee's roles and responsibilities including its role in approving obligations in excess of $10,000 under Article VI, Section 2 of your bylaws.

Executive Compensation, page 47

5. We note your response to comment 11 from our letter dated March 1, 2011. Please include compensation for the last two years in your summary compensation table. Clarify whether any compensation will be provided retroactively under your unwritten agreements when the Company has sufficient financing and the Board of Directors approves.

6. We note your response to comment 12 from our letter dated March 1, 2011 and we reissue the comment. As a smaller reporting company, please provide the disclosure that Regulation S-K, Item 404(d) requires.

Certain Relationships, Related Transactions and Director Independence, page 48

7. We note your response to comment 13 from our letter dated March 1, 2011 and we reissue the comment in part. Provide all the disclosure that Item 404(d) requires and include the value of the space provided by Mr. Dultz.

Financial Statements

Audit Report, page 28

8. We note your responses to prior comments three and four in our letter to you dated March 1, 2011. It appears you have included a draft version of your auditor's report in your filing. Please obtain a final version of the report from your independent accountants, which does not contain old language or underlined phrases, and include it in an amendment to your filing.

Exhibits, page 49

9.   We note your response to comment 16 from our letter dated March 1, 2011 and we reissue the comment. Please file your Stock Incentive Plan as an exhibit to your Form 10-K.

Engineering Comments

10.   We note your response to our previous comment 21. As you do not have a proven or probable reserve established by a final bankable feasibility study, please remove all economic indicators including production tons per day, production capacities, estimated mine life, and mineral recoveries. All of these economic indicators assume the existence of a reserve. Please ensure this information is removed throughout your entire document. For example, we note you include information such as the above on page 15.

Closing Comments

      You may contact Tracie Towner at (202) 551-3744, Jennifer O'Brien at (202) 551-3721, or Mark Shannon at (202) 551- 3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

                         Sincerely,

                         /s/ A. N. Parker

                         Anne Nguyen Parker
                         Branch Chief